Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports 2010 Fourth Quarter and Full Year Results

For immediate release, Wednesday, March 9, 2011, Calgary, Alberta, Canada

Strong Financial Performance — Solid Business Operations — New Feedstock Sources

Fourth Quarter and Full Year 2010 Results

In the fourth quarter of 2010, we generated income from continuing operations of $48 million, compared to $28 million for the fourth quarter of 2009. For the full year 2010, we generated income from continuing operations of $233 million compared to income from continuing operations of $9 million for the period July 6 to December 31, 2009 and a loss from continuing operations of $235 million for the period January 1 to July 5, 2009. The year-over-year improvement for these periods was primarily due to higher margins and improved demand for our products.

The Olefins/Polyolefins business unit generated $213 million of operating income in the fourth quarter of 2010, compared to $111 million in the fourth quarter of 2009. For the full year 2010, the business unit generated operating income of $788 million, compared to $223 million for the period July 6 to December 31, 2009 and $43 million for the period January 1 to July 5, 2009. The improvement during these periods was due to selling prices that rose more than feedstock costs, and greater demand.

The Performance Styrenics segment reported operating income from continuing operations of $1 million in the fourth quarter of 2010, compared to $1 million in the fourth quarter of 2009. For the full year 2010, the segment had $2 million of operating income from continuing operations, compared to operating income from continuing operations of $5 million in the period July 6 to December 31, 2009 and an operating loss from continuing operations of $19 million for the period January 1 to July 5, 2009. Our 2009 business restructuring delivered lower operating costs, which led to improvement in 2010 versus 2009.

Highlights

•      On January 31, 2011, we entered into definitive agreements with Hess Corporation (Hess) and affiliates of Mistral Energy Inc. (Mistral) to purchase and transport ethane production from Hess’ Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada to be constructed, owned and operated by affiliates of Mistral. We have the right to purchase 100% of the ethane produced at the Tioga Gas Plant under a long-term arrangement. The pipeline, called the Vantage Pipeline, will allow for the transport of up to 60,000 barrels per day of ethane and is expected to start-up by the end of 2012, subject to receipt of customary regulatory and other approvals.

•      On February 15, 2011, we signed a memorandum of understanding with Caiman Energy LLC (Caiman) for the supply of up to 20,000 barrels per day of ethane from Caiman’s Fort Beeler Plant near Cameron, West Virginia, in the Marcellus Basin.

•      On February 28, 2011, we completed the sale of our 50% interest in the INEOS NOVA joint venture to an affiliate of INEOS Group Ltd.

•      On March 1, 2011, we and a subsidiary of AltaGas Ltd. (AltaGas) entered into definitive agreements for long-term, cost-competitive ethane and other natural gas liquids supply from AltaGas’ Harmattan-Elkton Gas Plant. We expect to receive ethane and other natural gas liquids from AltaGas’ Harmattan Co-Stream Project starting in the first quarter of 2012.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ 2010 annual report on Form 20-F. Prior periods have been restated for discontinued operations.

	Three Months Ended Dec. 31			Jul. 6—Dec.	Jan. 1—Jul. 5,
(millions of U.S. dollars)	2010	2009 Restated	Full Year 2010	31, 2009 Restated	2009 Restated
Revenue from continuing operations	$1,170	$841	$4,576	$1,612	$1,345
Operating income from the businesses from continuing operations	$214	$112	$790	$228	$24
Corporate costs from continuing operations	$(85)	$(28)	$(200)	$(129)	$(235)
Operating income (loss) from continuing operations	$129	$84	$590	$99	$(211)

Income (loss) from continuing operations	$48	$28	$233	$9	$(235)

Net income (loss)	$60	$17	$259	$(2)	$(239)

NOVA Chemicals’ 2010 annual audited financial statements and management’s discussion and analysis can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Thursday, March 10, 2011 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 406-6419 (Passcode 4091109) and the replay number is (905) 694-9451 (Passcode 4091109).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Media inquiries, please contact: Wendy Lomicka — Director, Corporate Communications Tel: 412.490.4292 E-mail: lomickaw@novachem.com	Investor Relations inquiries, please contact: Pace Markowitz — Manager, Investor Relations Tel: 412.490.4952 E-mail: markowp@novachem.com is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information regarding our recent feedstock agreements, including statements regarding the expected timing of the startup of the AltaGas’ Harmattan Co-Stream Project and the Vantage Pipeline. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.